FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Donner Minerals Ltd.
(Translation of registrant’s name into English)

Suite 1360, 605 Robson Street, Vancouver, BC Canada V6B 5J3
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓        Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________        No: : ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Donner Minerals Ltd.
                Registrant

Dated: February 11, 2004                                                   By :    /s/David Patterson/s/
Title:     Chief Executive Officer

Donner Minerals Ltd.

Quarterly Consolidated Financial Statements
For The Nine Months Ended November 30, 2003
(Unaudited)

DONNER MINERALS LTD.
(An exploration stage company)
Consolidated Balance Sheets
(Canadian Dollars)

	November 30,	February 28,
	2003	2003

ASSETS

Current
Cash and cash equivalents	$ 262,359	$ 1,229,989
Marketable securities and short term investments (note 4)	940,585	1,037,092
Amounts receivable	17,416	13,770
Advances for exploration (note 6)	582,691	480,173
Deposits and prepaid expenses	3,907	4,862

	1,806,958	2,765,886

Property, plant and equipment	33,469	44,075

Investment (note 5)	869,441	61,625

Mineral properties (note 6)	2,628,641	2,603,641

	$ 5,338,509	$ 5,475,227

LIABILITIES

Current
Accounts payable and accrued liabilities	$ 198,918	$ 203,943

Minority interest	425,250	420,559

	624,168	624,502

SHAREHOLDERS' EQUITY

Share capital (note 7)	36,686,992	35,971,592

Contributed surplus	163,460	163,460

Deficit	(32,136,111)	(31,284,327)

	4,714,341	4,850,725

	$ 5,338,509	$ 5,475,227

Approved by the Directors:

"Harvey Keats"

"David Patterson"

DONNER MINERALS LTD.
(An exploration stage company)
Consolidated Statements of Deficit
(Canadian Dollars)

		Nine months ended November 30,
	2003	2002

		(restated - note 3)

Deficit, beginning of period	$ (31,284,327)	$(28,419,105)

Net loss	(851,784)	(2,174,471)

Deficit, end of period	$ (32,136,111)	$(30,593,576)

DONNER MINERALS LTD.
(An exploration stage company)
Consolidated Statements of Operations
(Canadian Dollars)

		Three months ended November 30,		Nine months ended November 30,
	2003	2002	2003	2002

		(restated - note 3)		(restated - note 3)
Expenses
Administration and management fees	$ 135,500	$ 166,000	$ 403,167	$ 440,500
Amortization	3,981	4,191	11,674	9,890
Consulting fees	-	33,100	-	51,100
Exploration expenditures (note 3) (schedule)	(28,287)	(8,935)	411,749	1,026,597
Filing and transfer agent fees	2,180	1,627	14,255	18,695
Office and miscellaneous	(10,597)	8,457	70,640	53,098
Professional fees	35,870	9,032	58,821	48,527
Promotion	22,820	37,869	111,192	264,041
Rent	12,000	12,000	36,000	37,200
Stock-based compensation	-	-	-	100,000
Telephone and communications	9,573	8,443	20,761	30,174
Travel	11,172	32,654	47,235	99,306
Less: interest income	(5,196)	(22,474)	(28,706)	(55,345)

Earnings (loss), before other items	(189,016)	(281,964)	(1,156,788)	(2,123,783)

Other items
Non-controlling interest	(4,738)	14	(4,691)	95
Writedown of marketable securities	-	(790)	-	(7,529)
Gain on sale of marketable securities	(1,213)	-	1,518	-
Gain on redemption of convertible
debenture (note 5)	-	-	267,254	-
Gain on deemed disposition of
investment (note 5)	165,131	-	546,470	-
Equity in loss of investment (note 5)	(414,311)		(505,547)	-
Write-down of investment	-	-	-	(43,254)

Net earnings (loss)	$ (444,147)	$ (282,740)	$ (851,784)	$ (2,174,471)

Basic and diluted loss per share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.04)

Weighted average number of common
shares outstanding	73,607,244	56,313,874	71,385,032	53,447,461

DONNER MINERALS LTD.
(An exploration stage company)
Consolidated Statements of Cash Flows
(Canadian Dollars)

		Three months ended November 30,		Nine months ended November 30,
Cash provided by (used for):	2003	2002	2003	2002

		(restated - note 3)		(restated - note 3)
Operating activities
Net earnings (loss)	$ (444,147)	$ (282,740)	$ (851,784)	$ (2,174,471)
Items not involving cash:
Amortization	3,981	4,191	11,674	9,890
Stock-based compensation	-	-	-	100,000
Non-controlling interest	4,738	(14)	4,691	(95)
Writedown of marketable securities	-	790	-	7,529
Writedown of investment	-	-	-	43,254
Gain on sale of marketable securities	1,213	-	(1,518)	-
Gain on deemed disposition of investment	(165,131)	-	(546,470)	-
Equity in loss of investment	414,311	-	505,547	-
Accrued interest income	-	7,654	-	(15,706)
Changes in non-cash operating
working capital items (note 10)	(387,056)	(100,815)	(110,234)	162,959

	(572,091)	(370,934)	(988,094)	(1,866,640)

Financing activities
Private placement subscriptions	-	80,000	-	80,000
Common shares issued for cash	302,400	-	715,400	2,501,005

	302,400	80,000	715,400	2,581,005

Investing activities
Recoveries (expenditures) on mineral properties	-	9,739	(25,000)	20,500
Purchases of property, plant and equipment	(1,068)	(14,357)	(1,068)	(24,004)
Purchase of long term investment	-	-	(804,993)	-
Redemption of long term investment	-	-	38,100	-
Sale of marketable securities	8,787	-	13,098	-
Redemption of short term investments	-	2,746	84,927	10,789
Purchase of short term investments	(506,703)	-	-	-

	(498,984)	(1,872)	(694,936)	7,285

Increase (decrease) in cash	(768,675)	(292,806)	(967,630)	721,650

Cash, beginning of period	1,031,034	1,221,149	1,229,989	206,693

Cash, end of period	$ 262,359	$ 928,343	$ 262,359	$ 928,343

See note 10 for non-cash investing activities.

DONNER MINERALS LTD. (An exploration stage company) Notes to the Consolidated Financial Statements November 30, 2003 (Canadian Dollars) (Unaudited)
1.    Nature of Operations

The Company is a public company incorporated under the Company Act, British Columbia. Its shares are listed on the TSX Venture Exchange and the Frankfurt Stock Exchange. The principal business of the Company is to explore mineral properties. As of the date of this report, the Company has not determined whether its mineral properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and future profitable production from the property or proceeds from disposition.

2.    Significant Accounting Policies

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principals and they follow the same accounting policies and methods that were used in the Company’s annual financial statements of February 28, 2003 except for the following item:

As of March 21, 2003, the Company changed its method of accounting for its investment in Knight Resources Ltd. ("Knight") from the cost method to the equity method (note 5). The Company completed an 8,000,000 common share private placement in Knight and as a result exercises significant influence over Knight. Under the equity method, the investment is initially recorded at cost and is adjusted to recognize the Company’s share of earnings or losses and reduced by dividends and distributions received.

3.    Change in Accounting Policy

Effective February 28, 2003, the Company changed its method of accounting for mineral exploration expenditures, from deferring them until the viability of a project was determined, to charging them to operations as incurred. Under the new policy, only expenditures incurred on properties identified as having substantial evidence that a commercial body of ore has been located are capitalized and accounted for in accordance with the Company’s accounting policy for mineral properties.

As a result of this change, the November 30, 2002 comparative figures have been restated for comparative purposes. The net loss has been increased by $787,570 to $2,174,471 and loss per share has been increased by $0.01 to $0.04.

4.    Marketable securities and short term investments

					Lower of
	Type of			Market	Cost and
	Security	Number	Cost	Value	Market

CBX Ventures Inc.	Common	46,250	$ -	$ 7,169	$ -
Money Market Instrument			940,585	940,585	940,585

			$ 940,585	$ 947,754	$ 940,585

5.    Investment

		November 30, 2003

	Percentage	Carrying	Market
	of Ownership	Value	Value

Knight Resources Ltd.
Common shares (a)	21.0%	$ 869,441	$ 8,813,610
11% convertible debenture (b)	0%	-	-

		$ 869,441	$ 8,813,610

		February 28, 2003

	Percentage	Carrying	Market
	of Ownership	Value	Value

Knight Resources Ltd.
Common shares	2.4%	$ 23,525	$ 51,755
11% convertible debenture	100%	38,100	47,984

		$ 61,625	$ 99,739

(a)  The Company completed its private placement investment in Knight of 8,000,000 common shares at $0.10 per share by advancing the remaining $780,000 to Knight during the three months ended May 31, 2003. As at November 30, 2003, the Company owns 8,160,750 common shares of Knight which is approximately 21% of the outstanding common shares.   This investment will be accounted for using the equity method. Knight has directors and officers in common with the Company.

The cost of the Company’s investment in Knight exceeded its share of the underlying fair value of Knight’s net assets at March 21, 2003, the deemed date of acquisition for accounting purposes, by approximately $571,000. This excess is attributable to Knight’s mineral properties and will be amortized against the Company’s share of Knight’s net income or loss if and when production is attained.

As at March 21, 2003, the Company changed its method of accounting for its investment in Knight from the cost method to the equity method. As at March 21, 2003, the carrying value of the investment in Knight was $828,518. The Company’s share of Knight’s net loss from March 21, 2003 to November 30, 2003 was $505,547. As a result of share issuances by Knight after March 21, 2003 and up to November 30, 2003, the Company recorded a gain on deemed disposition of $546,470.

(b)    The Company received proceeds on the convertible debenture owing from Knight in the amount of $311,556 which included $31,556 in accrued interest. The convertible debenture was written down in previous periods to better reflect its market value at those times, and consequently, the Company reported a gain on redemption of $267,954.

6.    Mineral Properties

The Company’s mineral properties are comprised of wholly owned mineral claims and interests in joint venture agreements in South Voisey Bay, Labrador and an option earn-in agreement in Stephens Lake, Manitoba, Canada. Although the Company holds some interests in mineral properties through joint venture agreements, none of the operations are carried on through joint venture entities.

6.    Mineral Properties (cont’d)

South Voisey Bay Properties

As at November 30, 2003, Falconbridge Limited ("Falconbridge") has spent a total of $3,282,900 on the SVB Nickel property. For the nine months ended November 30, 2003, Falconbridge has spent $1,183,258.

As at November 30, 2003, Falconbridge has spent a total of $470,146 on the Donner/Northern Abitibi property. For the nine months ended November 30, 2003, Falconbridge has spent $333,401.

As at November 30, 2003, Falconbridge has spent a total of $837,847 on the Donner/Commander property. For the nine months ended November 30, 2003, Falconbridge has spent $707,447.

Stephens Lake Property

During the nine months ended November 30, 2003, the Company expended $274,857 on exploration (see schedule). During the three months ended November 30, 2003, the Company advanced Falconbridge $333,516 and $50,000 in advances for exploration on the Labrador Regional project was transferred to the Stephens Lake project. As at November 30, 2003, the Company has spent a total of $1,211,764 (net of government grants of $209,162) on exploration and $25,000 in option payments to acquire more ground adjacent to the original property. As at November 30, 2003, there remains $564,696 in advances for exploration.

Labrador Regional Exploration

During the nine months ended November 30, 2003, the Company expended $131,141 on exploration (see schedule). During the three months ended November 30, 2003, $50,000 in advances for exploration on the Labrador Regional project was transferred to the Stephens Lake project. As at November 30, 2003, the Company has spent a total of $372,659 on exploration. As at November 30, 2003, there remains $17,995 in advances for exploration.

Northern
	SVB Nickel	Commander	Abitibi	Stephens
Property Acquisition Costs	Claims	Claims	Claims	Lake	Total

Balance at February 28, 2003	$ 1,953,141	$ 438,500	$ 212,000	$ -	$ 2,603,641
Option payment	-	-	-	25,000	25,000

Balance at November 30, 2003	$ 1,953,141	$ 438,500	$ 212,000	$ 25,000	$ 2,628,641

7.    Share Capital

Issued and outstanding:

	Number of
	Shares	Amount

Balance at February 28, 2003	68,255,541	$ 35,971,592
Exercise of options	250,000	29,500
Exercise of warrants	5,675,000	685,900

Balance at November 30, 2003	74,180,541	$ 36,686,992

8.    Stock-based Compensation

The Company uses the intrinsic value based method of accounting for stock-based awards granted to employees and directors. Under this method, compensation cost is only recorded when the exercise price is below the market price of the stock on the date of grant. During the nine months ended November 30, 2003, the Company incurred $nil stock compensation cost. The Company granted the following stock options during the nine months ended November 30, 2003:

	Number	Market	Exercise	Intrinsic	Compensation
Date of Grant	Granted	Price	Price	Value	Cost

April 10, 2003	400,000	$0.155	$0.155	$ -	$ -

There were no stock options granted to non-employees during the period.

If the Company used the fair value based method of accounting for stock-based awards granted to employees and directors, the cost of the options granted during the nine months ended November 30, 2003 would have been estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions for each grant:

		Expected	Risk-free				Pro Forma
	Number	Life	Interest	Expected	Dividend	Fair	Compensation
Date of Grant	Granted	(years)	Rate	Volatility	Yield	Value	Cost

April 10, 2003	400,000	2	3.81%	94.55%	0.00%	$0.08	$ 32,000
Less: intrinsic value compensation cost							-

Additional compensation cost							$ 32,000

If the Company had used the fair value based method, pro forma loss would have amounted to $883,784 (an increase of $32,000) and pro forma loss per share would have been unchanged at $0.01 for the nine months ended November 30, 2003.

9.    Related Party Transactions

Related parties are directors, officers and other companies with common directors and/or officers of the Company. Amounts due to related parties are non-interest bearing and without specific terms of repayment.

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

The following is a summary of the related party transactions that occurred throughout the nine months ended November 30:

	November 30,	November 30,
	2003	2002

Management fees	$ 331,167	$ 342,000
Interest income	$ 6,202	$ 15,400
Gain on redemption of convertible debenture	$ 267,254	$ -
Gain on deemed disposition of investment	$ 546,470	$ -
Equity in loss of investment	$ (505,547)	$ -
Marketable securities	$ -	$ 3,525
Investment	$ 869,441	$ 30,443

10.    Supplementary Cash Flow Information

		Three months ended November 30,		Nine months ended November 30,
	2003	2002	2003	2002

		(restated - note 3)		(restated - note 3)
Change in non-cash operating working
capital items:
Accounts receivable	$ (7,993)	$ 20,591	$ (3,646)	$ 11,696
Advances for exploration	(361,803)	(140,297)	(102,518)	193,498
Deposits and prepaid expenses	(3,084)	1,483	955	4,081
Accounts payable and accrued liabilities	(14,176)	17,408	(5,025)	(46,316)

	$ (387,056)	$ (100,815)	$ (110,234)	$ 162,959

11.    Subsequent Events

Subsequent to November 30, 2003, the Company issued 350,000 shares for proceeds of $42,000 pursuant to the exercise of warrants.

DONNER MINERALS LTD.
(An exploration stage company)
Schedule of Exploration Expenditures
(Canadian Dollars)
(Unaudited)

		Three months ended November 30,		Nine months ended November 30,
	2003	2002	2003	2002

		(restated - note 3)		(restated - note 3)
SVB Nickel Claims
Expediting, general labour and supplies	$ -	$ -	$ -	$ 1,077
Government grants		(57,004)	-	(57,004)

	-	(57,004)	-	(55,927)

Stephens Lake Claims
Drilling	-	-	207,963	-
Geochemistry	4,000	-	4,000	684
Geology	24,614	-	74,939	9,752
Geophysics	15,926	-	57,568	833,061
Government grants	(101,455)	-	(116,483)	-
Other	4,454	-	46,870	-

	(52,461)	-	274,857	843,497

Labrador Regional Exploration
Geochemistry	299	18,897	299	134,223
Geology	21,487	19,015	63,005	92,695
Geophysics	-	10,157	57,608	12,109
Other	2,388	-	10,229	-

	24,174	48,069	131,141	239,027

Miscellaneous	-	-	5,751	-

	$ (28,287)	$ (8,935)	$ 411,749	$ 1,026,597

DONNER MINERALS LTD. Schedule B Supplementary Information For the Nine Months Ended November 30, 2003
1.    Analysis of expenses and deferred costs

Please see the financial statements for a breakdown of deferred mineral property acquisition costs and exploration expenditures.

Administration and Management fees:

Management fees	$ 331,167
Accounting	36,000
Secretarial	14,400
General office administration	21,600

$ 403,167

Professional fees:

Audit fees	$ 15,100
Legal fees	13,770
Taxation services	29,250

$ 58,120

2.    Related party transactions

Please see the financial statements for a breakdown of the related party transactions.

3.    a)    Securities issued during the period

Date of		Type of				Type of	Commission
Issue	Type of Security	Issue	Number	Price	Proceeds	Consideration	Paid

06-Mar-03	Common shares	Warrants	25,000	$0.12	$3,000	Cash	$0
20-Mar-03	Common shares	Warrants	1,500,000	$0.12	$180,000	Cash	$0
13-May-03	Common shares	Warrants	20,000	$0.12	$2,400	Cash	$0
20-May-03	Common shares	Warrants	30,000	$0.12	$3,600	Cash	$0
21-May-03	Common shares	Warrants	100,000	$0.12	$12,000	Cash	$0
23-May-03	Common shares	Options	25,000	$0.10	$2,500	Cash	$0
23-May-03	Common shares	Options	25,000	$0.12	$3,000	Cash	$0
28-May-03	Common shares	Warrants	50,000	$0.12	$6,000	Cash	$0
28-May-03	Common shares	Warrants	250,000	$0.12	$30,000	Cash	$0
28-May-03	Common shares	Warrants	50,000	$0.12	$6,000	Cash	$0
1-Jun-03	Common shares	Warrants	150,000	$0.12	$180,000	Cash	$0
04-Jun-03	Common shares	Warrants	250,000	$0.12	$30,000	Cash	$0
05-Jun-03	Common shares	Warrants	30,000	$0.12	$3,600	Cash	$0
13-Jun-03	Common shares	Options	100,000	$0.12	$12,000	Cash	$0
23-Jul-03	Common shares	Warrants	200,000	$0.12	$24,000	Cash	$0
07-Aug-03	Common shares	Warrants	350,000	$0.12	$42,000	Cash	$0
08-Aug-03	Common shares	Warrants	100,000	$0.12	$12,000	Cash	$0
22-Aug-03	Common shares	Warrants	150,000	$0.12	$18,000	Cash	$0
10-Sep-03	Common shares	Warrants	350,000	$0.12	$42,000	Cash	$0
11-Sep-03	Common shares	Warrants	150,000	$0.12	$18,000	Cash	$0
19-Sep-03	Common shares	Warrants	260,000	$0.12	$31,200	Cash	$0
22-Sep-03	Common shares	Warrants	1,000,000	$0.12	$120,000	Cash	$0
25-Sep-03	Common shares	Warrants	460,000	$0.12	$55,200	Cash	$0
29-Sep-03	Common shares	Warrants	100,000	$0.12	$12,000	Cash	$0
06-Oct-03	Common shares	Warrants	100,000	$0.12	$12,000	Cash	$0
16-Oct-03	Common shares	Warrants	100,000	$0.12	$12,000	Cash	$0

  b)     Options granted during the period

Date of			Exercise	Expiry
Grant	Number	Name	Price	Date

10-Apr-03	400,000	Employees	$0.155	09-Apr-05

4.    a)     Authorized share capital

Unlimited common shares without par value

       b)    Issued and outstanding share capital

74,180,541 shares at a recorded value of $36,686,992

      c)    Options, warrants and convertible securities

Type of		Exercise
Security	Number	Price	Expiry Date

Options	500,000	$0.12	April 3, 2004
Options	150,000	$0.25	August 22, 2004
Options	200,000	$0.12	November 14, 2004
Options	400,000	$0.155	April 9, 2005
Options	144,000	$0.10	February 3, 2008
Options	363,000	$0.10	July 14, 2008
Options	255,000	$0.10	November 22, 2008
Options	1,255,443	$0.10	November 16, 2009
Options	1,212,915	$0.10	February 1, 2011
Options	832,500	$0.10	August 10, 2011
Options	2,260,000	$0.12	January 16, 2012
Options	500,000	$0.33	June 16, 2012
Options	736,583	$0.43	June 16, 2012
Options	1,700,000	$0.12	November 14, 2012
Warrants	4,000,000	$0.44	June 4, 2004
Warrants	4,325,000	$0.12	December 18, 2004
Warrants	175,000	$0.21	January 9, 2005

            d)    Number of shares subject to escrow or pooling agreements

None

5.    Directors and officers of the Company

David Patterson                                                                         Director and CEO
Harvey Keats    Director and President
Kerry Sparkes   Director
Rex Gibbons      Director
Andrew Stewart                                                                         Secretary

Principal Activity of the Company

Donner Minerals Ltd. (the "Company") is a mineral exploration company with a project in the South Voisey Bay area of Labrador, Newfoundland and a project in the Stephens Lake area of Manitoba. The Company’s partners in the South Voisey Bay Project ("SVB Project") include Falconbridge Limited ("Falconbridge"), Teck Cominco and various junior resource exploration companies. The Company’s partner in the Stephen’s Lake Project is Falconbridge. The Company has carried out regional exploration in Labrador with Falconbridge as part of the Labrador Regional Project.

South Voisey Bay Project, Labrador

The South Voisey Bay Project is the Company’s most advanced exploration project and is located 90 km south of Inco’s Voisey’s Bay deposits. The South Voisey Bay Project covers approximately 650 square kilometres in which the Company has varying interests ranging from 52% to 77%.

Recent exploration work on the South Voisey Bay Project has been carried out by Falconbridge who has an option to earn a 50% interest in the entire South Voisey Bay Project by spending $23 million on exploration, over 5 years.

In April 2003, a 2,200 line kilometre MegaTEM survey was begun on the eastern half of the South Voisey Bay Project. MegaTEM is a deep penetrating airborne electromagnetic and magnetic survey. The survey was designed to detect conductors to a depth of 300 to 400 metres on a virtually unexplored portion of the property, which has only been covered by a shallow penetrating (less than 100 metres) helicopter borne electromagnetic and magnetic survey. This portion of the property is prospective for nickel sulphides associated with blind olivine gabbro intrusive bodies and related feeder systems.

In early July, geological and geophysical follow-up of the airborne MegaTEM electromagnetic anomalies began in order to identify high priority anomalies for diamond drilling. In the North Gabbro area, the geophysical ground follow-up consisted of widely spaced AMT electromagnetic (‘EM’) ground geophysics followed by large loop EM surveys. In the South Gabbro area, geophysical ground follow-up consisted of large loop EM surveys.

In early September the Company announced that three high priority target areas were selected for drilling. The geophysical targets are located in an east-west trending structure in an area predominated by northwest – southeast features. The targets also coincide with residual east-west gravity and magnetic features.

All three target areas are located on the North Gabbro in the general area of the highest grades and nickel tenors intersected on the South Voisey Bay Project to date. Two of the target areas are located on the Donner/Commander joint venture property. One target area is located on the boundary of the Donner/Northern Abitibi joint venture property and the SVBN property.

On October 30, 2003, the Company reported that three holes, totalling 1,275 metres, were drilled. No sulphides of economic interest were intersected, however the surface anomalies were explained by the mineralization in the drill holes. A detailed description of the three holes is available in the Company’s news release dated October 30, 2003.

Subsequent to drilling the three holes, three new large loop EM geophysical surveys were carried out in the North Gabbro area to identify additional drill targets. No new drill targets were identified in this area and no further drilling was carried out in the 2003 field season.

Falconbridge has spent approximately $4.8 million to date on the project and has met the requirements up to the end of 2003 to maintain its option. In order to maintain its option, Falconbridge is required to carry-out approximately $1.2 million in exploration by December 31, 2004. As of the date of this report Falconbridge has not presented a proposed 2004 exploration program to the various South Voisey Bay Project Management Committees for approval.

Labrador Regional Project

The Labrador Regional Project is a joint venture between the Company and Falconbridge to explore for nickel-copper-cobalt deposits in Labrador outside of the Voisey’s Bay and South Voisey Bay areas. Any properties acquired will form part of a Joint Venture in which both the Company and Falconbridge will have a 50% interest.

The Company and Falconbridge believe that areas of Labrador, other than Voisey’s Bay and South Voisey Bay, have the potential to host Voisey’s Bay like deposits. Many areas of Labrador were underexplored during the Voisey’s Bay staking rush, when the details of the Voisey’s Bay model were not available. The purpose of the Labrador Regional Agreement is to combine the ideas and expertise of the Company and Falconbridge to realize this potential.

In the first year of the agreement, a field program consisting of geochemical, geological and geophysical surveys, and property evaluation was carried out in July and August 2002. In 2003 , the Company and Falconbridge carried out follow-up work on areas of interest identified by the 2002 program. As of the date of this report, the results of this work have not resulted in the acquisition of any ground.

Stephens Lake Project, Manitoba

The Stephens Lake Project covers approximately 4,400 square kilometers, including two recently acquired permits covering 635 square kilometres, and 110 kilometers of strike length along the newly interpreted extension of the Thompson Nickel Belt, one of the most important nickel producing regions in the world. The interpreted extension is known as the Stephens Lake Belt. The Company has the option to earn from Falconbridge a 50% participating joint venture interest in the Stephens Lake Project by incurring a total of $5 million of expenditures on exploration and related work on or before the end of December 2006.

The deposits in the Thompson Nickel Belt occur where ultramafic rocks interact with sulphide iron formation. The ultramafic rocks provide the nickel and the sulphide iron formation provides the sulphur required to form the nickel sulphide deposits in the Thompson model.

In March 2003, three holes, totalling 992 metres were drilled in the initial phase of the 2003 Stephens Lake exploration program. Significantly, one of the holes intersected 72 metres of sulphide iron formation, a key ingredient in the Thompson Nickel Belt model. The other key ingredient, ultramafic rocks, was intersected in early 2002 by a previous owner exploring for diamonds on ground that is now part of the Stephens Lake Project.

While nickel and copper assays were not significant, the discovery of sulphide iron formation and the occurrence of ultramafic rocks on the property reinforces the interpretation that the Stephens Lake Belt is the extension of the Thompson Nickel Belt, and confirms the potential for nickel sulphide deposits similar to Thompson.

The EM conductors in the other two holes were explained by the intersection of graphitic sediments. The holes were widely spaced over a 50 kilometre strike length of the Stephens Lake Belt and were drilled on separate geophysical targets.

The Fall 2003 program began with a 6,200 line kilometre deep penetrating GEOTEM airborne electromagnetic and magnetic survey. The survey covered two separate blocks, referred to as the West Block and East Block. Targets identified by the airborne survey will be covered by ground geophysical surveys in early 2004. Priority targets will be selected for diamond drilling.

As of November 30, 2003, the Company has advanced Falconbridge $2,000,000 for Stephens Lake exploration. In order to maintain the Company's option, the Company is required to carry-out an additional $1,000,000 in exploration expenditures by December 31, 2004.

Investment in Knight Resources Ltd.

On January 24, 2003, the Company announced that it had subscribed for, through a private placement, 8,000,000 units of Knight Resources Ltd. ("Knight") at a total cost to the Company of $800,000. Each unit is comprised of one common share of Knight and one non-transferable share purchase warrant entitling the holder to purchase one additional common share of Knight at a price of $0.15 until March 25, 2005.

The Company has taken this interest in Knight in order to have a significant exposure to, and indirect interest in, Anglo American (Canada) Exploration Limited’s ("Anglo American") West Raglan Project. In January 2003, Knight entered into an Option Agreement with Anglo American to earn a 49% interest in the West Raglan Project (see Knight news release dated January 24, 2003 for terms of the option earn-in).

The West Raglan Project, located in Northern Quebec covering approximately 720 square kilometres of the western part of the Cape Smith Belt.

The northern portion of the Cape Smith Belt, known as the Raglan Horizon, hosts Falconbridge’s Raglan deposits, which are estimated to contain a total of 25 million tonnes averaging 2.8% nickel, 0.8% copper and significant platinum group elements and cobalt. The southern portion of the Cape Smith Belt, referred to as the Delta Horizon, hosts the Expo-Ungava deposit and the Mesamax occurrence.

The eastern edge of the West Raglan Project is located approximately 80 kilometers west of Falconbridge’s Katinniq mine. The West Raglan Project covers 65 kilometers of the prospective Raglan horizon and 65 km of the prospective Delta Horizon.

The 2003 program began with a 4,500 line kilometer, deep penetrating SPECTREM airborne electromagnetic (‘EM’) and magnetic survey. The anomalies identified by the airborne survey were followed up with geological mapping, prospecting, geochemistry and ground geophysics.

In July, Knight reported that high grade boulders were discovered on surface in area now referred to as Frontier. Sixteen diamond drill holes were drilled in the Frontier area, several of which intersected high grade nickel mineralization analogous to that seen at Falconbridge’s Raglan deposits.

Geological information on the West Raglan Project is available on Knight’s website: www.knightresources.ca . A summary of the 2003 drilling on the West Raglan Project was included in Knight’s October 14, 2003 news release.

As at November 30, 2003 the Company owns 8,160,750 common shares of Knight which is approximately 21% of Knight’s issued and outstanding common shares. As a result of Knight and Anglo American’s success in the 2003 exploration program, the Company’s investment in Knight has increased significantly in value and has become increasingly important to the Company.

Operating Results

The Company incurred a loss of $851,784 (2002 - $2,174,471). The Company’s loss per share was $0.01 for 2003 compared to a loss per share of $0.04 for 2002.

Effective February 28, 2003, the Company changed its method of accounting for mineral exploration expenditures, from deferring them until the viability of a project was determined, to charging them to operations as incurred. Under the new policy, only expenditures incurred on properties identified as having a commercial body of ore will be capitalized and accounted for in accordance with the Company’s accounting policy for mineral properties.

As a result of this change, the November 30, 2002 comparative figures have been restated for comparative purposes. The 2002 net loss has been increased by $787,570 to $2,174,471 and loss per share has been increased by $0.01 to $0.04.

The Company expended $274,857 (net of $116,483 received in the form of government grants) on its Stephens Lake Project (2002 - $843,497) and $131,141 on its Labrador Regional Project (2002 - $239,027). The Company has not expended any funds (2002 - $55,927) on its South Voisey Bay properties because Falconbridge is incurring the exploration costs in order to earn a 50% interest in the South Voisey Bay Project.

The Company recorded stock-based compensation of $nil (2002 - $100,000) for 2003. The Company follows the intrinsic value based method of accounting for stock based awards. The expense is the result of granting stock options to certain employees with exercise prices less than the market price of the stock on the day of grant. This is a non-cash transaction.

If the Company had used the fair value based method, pro forma loss would have amounted to $883,784 (an increase of $32,000) and pro forma loss per share would have been unchanged at $0.01 for the nine months ended November 30, 2003.

Promotion and travel have both decreased in 2003 compared to 2002 because Management did not spend as much time traveling throughout Canada and Europe, and undertaking fund raising activities. During 2002, the Company revised and updated its internet web site and printed significantly more promotional material.

The Company’s administration and management fees were $403,167 during 2003 compared to $440,500 for 2002. The Company paid $144,667 (2002 - $120,000) to the President, $141,000 (2002 - $132,000) to the CEO and $45,500 (2002 - $90,000) to the exploration manager for management services.

The Company paid an arms-length private company $72,000 (2002 - $100,000) for accounting, secretarial and general administrative services and paid the same company $36,000 (2002 - $36,000) for rent.

During the nine months ended November 30, 2003, the Company received proceeds totaling $311,556 for the redemption of the Knight convertible debenture. The redemption included 100% of the principle, being $280,000, and accrued interest of $31,556. The convertible debenture was written down in prior periods to better reflect its market value at those times, and consequently, the Company reported a gain on redemption of $267,954.

The Company’s investment in Knight (discussed above) is being accounted for using the equity method, whereby the investment is initially recorded at cost and is adjusted to recognize the Company’s share of earnings or losses and reduced by dividends and distributions received. The Company’s share of Knight’s loss from March 21, 2003, the deemed date of acquisition for accounting purposes, to November 30, 2003 amounted to $505,547. Subsequent to March 21, 2003 and up to November 30, 2003, Knight issued common shares out of its treasury which had the effect of diluting the Company’s investment in Knight. As a result, the Company has recorded a gain on deemed disposition of $546,470.

Liquidity and Capital Resources

The Company’s working capital position at November 30, 2003 was $1,608,040 compared to $2,561,943 at February 28, 2003. The decrease in working capital is mainly due to the Company advancing $780,000 to complete its investment in Knight.

During the nine months ended November 30, 2003, the Company issued 5,925,000 common shares for net proceeds of $715,400 pursuant the exercise of stock options and warrants. It is anticipated that the Company will have the necessary funds available to meet its fiscal 2004 operating costs and its calendar 2004 exploration commitments.

It is also anticipated that the 2004 operating expenditures for the next three months will be comparable to 2003.

Investor Relations

The Company responded to shareholder inquiries throughout the nine months ended November 30, 2003. In March 2003, the Company participated in, and had a booth at, the Prospector and Developers Association Conference in Toronto. The Company also had booths at investment conferences in Montreal (April), Vancouver (June), New York (September), and Calgary (October).

In April 2003, the Company entered into an agreement with Rock Marketing Inc. ("Rock"), whereby Rock provided Investor Relations services for an initial term of 6 months, which term has been subsequently extended on a month to month basis. Rock focuses on servicing the Company’s European shareholders, bringing greater attention to the Company’s Frankfurt Stock Exchange listing, and introducing and presenting the Company to interested investors. The Company pays Rock $5,000 per month.